Exhibit 12(a)
Ratio of Earnings to Fixed Charges

	1997	1998	1999	2000	2001	Three months ended 3/30/02
Fixed charges
Interest expense, including amortization of debt issuance costs	$2,297	$2,321	$2,419	$4,319	$3,131	$46
Portion of rental expense deemed to represent interest	543	1,391	1,560	1,541	1,613	328

Total fixed charges	$2,840	$3,712	$3,979	$5,860	$4,744	$374

Earnings before fixed charges
Earnings from continuing operations before income taxes	$7,460	$11,227	$8,694	$6,585	$23,889	$4,930
Fixed charges	2,840	3,712	3,979	5,860	4,744	374

Total earnings before fixed charges	$10,300	$14,939	$12,673	$12,445	$28,633	$5,304

Ratio of Earnings to Fixed charges	3.6	4.0	3.2	2.1	6.0	14.2